Exhibit 99.8

CONSENT OF E. BELZILE

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F/A for the year ended December 31, 2012 of IAMGOLD Corporation.

/s/ Elzéar Belzile
By:	Elzéar Belzile, Ing.
Title:	Independent Mining Consultant
Company:	Belzile Solutions Inc.

Dated:	January 14, 2014